QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2006

INTRODUCTION

The following information, prepared as of April 21, 2006, should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2005 and 2004 and related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”), together with the related management’s discussion and analysis (“MD&A”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The business of Quest Capital Corp. (the “Company”) consists of:

  mortgage financing secured by first and second real estate mortgages;
  providing commercial bridge loans to publicly traded development stage companies;
  financial and corporate assistance in arranging equity offerings for companies; and
  management and administrative services to public and private companies.

The Company primarily generates revenues through interest it earns on its loan portfolio. The Company’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as loans mature and are repaid, the nature and credit quality of its loan portfolio, including the quality of the collateral security. In addition, the Company receives fees from its corporate finance activities. These fees are subject to the number and dollar amounts of the transactions in which the Company participates.

The following discussion, analysis and financial review is comprised of 12 main sections:

1.	RESULTS OF OPERATIONS
2.	SUMMARY OF QUARTERLY RESULTS
3.	LIQUIDITY
4.	RELATED PARTY TRANSACTIONS
5.	SUBSEQUENT AND PROPOSED TRANSACTIONS
6.	OUTLOOK
7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES
8.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
9.	DISCLOSURE OF OUTSTANDING SHARE DATA
10.	RISKS AND UNCERTAINTIES
11.	FORWARD LOOKING INFORMATION
12.	INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Additional information about us, including our Revised Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

1.	RESULTS OF OPERATIONS

Total assets as at March 31, 2006 were $208.1 million comprised of $18.8 million of cash, $0.7 million of marketable securities, $160.1 million in loans; $14.7 million in investments with a fair value of $28.6 million and $13.8 million of other assets.

The composition of the loan portfolio at March 31, 2006 was 90% in first and second real estate mortgages, 4% in the energy sector, and 6% in other types of companies. This investment concentration may vary from time to time depending on the investment opportunities available, however in the near term the Company does not expect any material changes in the composition of its loan portfolio.

For the three months ended March 31, 2006, the Company had consolidated net earnings of $8.0 million ($0.06 per share) compared to net earnings of $3.3 million ($0.04 per share) for the comparative period in 2005.

Interest and Related Fees

Net interest income from the Company’s lending activities increased during the three months ended March 31, 2006 as compared to the comparative period in 2005, due to the growth in its loan portfolio year-over-year. Total loans as at March 31, 2006 were $160.1 million as compared to $81.0 million as at March 31, 2005. Interest and related fees during the three months ended March 31, 2006 totaled $5.7 million as compared to $3.5 million in the comparative period in 2005, representing at 63% increase.

Non-Interest Income

Net earnings were positively impacted by an increase in management and finder’s fees during the three months ended March 31, 2006 as compared to the comparative period in 2005, primarily as a result of increased activity in the Company’s corporate finance business. During the three months ended March 31, 2006, the Company received non-monetary compensation for finder’s fees in the form of shares, broker warrants and/or options with a fair value of $394,000 as compared to $34,000 in the comparative period in 2005. The fair value of these non-monetary compensation payments received is estimated using the trading price of the shares at the time received and the Black-Scholes option model for warrants; adjustments are made to trading prices for liquidity, hold periods and other restrictions.

Marketable securities are carried at the lower of average cost and market value. Accordingly, trading gains during the three months ended March 31, 2006 resulted in the Company recording a gain of $1.7 million compared to $0.4 million in the comparative period in 2005.

Net realized gains from the sales and write-downs to carrying value of investments resulted in the Company recording a net gain of $3.0 million during the three months ended March 31, 2006 as compared to gains of $0.4 million in the comparative period in 2005.

Expenses and Other

Total expenses and other for the three months ended March 31, 2006 was $3.4 million as compared to $1.3 million in the comparative period in 2005.

Salaries and benefits have increased during the three months ended March 31, 2006 as compared to the comparative period in 2005 as a result of expansion of the business and the addition of new employees.

Bonuses of $1.6 million during the three months ended March 31, 2006 primarily represent an accrual for an incentive plan payable to officers and employees of the Company. The current period expense includes an accrual of $1.3 million for the three months ended March 31, 2006 and $300,000 related to 2005. The increase in bonuses was impacted by the sale of securities and increased level of activity. The payments and allocations under such plan are subject to the approval of the Compensation Committee and Board of Directors.

Stock based compensation decreased during the three months ended March 31, 2006 over the comparative period in 2005, as a result of fewer options being issued and vested. The Company records stock based compensation when options are granted and vested, and generally recorded over a 2.5 year expected life. The fair value of the Company’s options has been estimated using the Black-Scholes option pricing model. Assumptions used for the 2006 options include a risk free rate of 3.50%, an expected life of 2.5 years, a dividend yield of 2.75%, and a volatility rate of 30% which result in the options having a weighted average fair value of $0.50 per option.

Legal and professional fees and regulatory and shareholder relations costs increased during the three months ended March 31, 2006 as compared to the comparative period in 2005, primarily as a result of listing our shares on the AMEX and AIM.

In April 2006, the Company completed its closure obligations at the Castle Mountain property, other than for long-term monitoring and maintenance.

2.	SUMMARY OF QUARTERLY RESULTS

(In thousands of Canadian dollars, except per share amounts)

	First	Fourth	Third	Second	First	Fourth	Third	Second
	Qtr 2006	Qtr 2005	Qtr 2005	Qtr 2005	Qtr 2005	Qtr 2004	Qtr 2004	Qtr 2004

Interest and related fees	5,798	5,555	4,399	4,004	3,452	2,941	3,194	2,168

Non-interest income	5,961	4,028	1,883	2,377	1,202	1,502	1,439	2,425

Earnings before taxes	8,315	5,059	4,291	4,507	3,311	529	3,782	5,836

Net earnings	8,028	11,395	4,295	4,550	3,311	212	3,766	5,834

Basic and Diluted	0.06	0.10	0.04	0.05	0.04	0.00	0.04	0.07
Earnings Per Share

Total Assets	208,060	189,603	166,928	123,487	114,030	111,905	106,578	104,356

Total Liabilities	8,999	12,009	6,718	7,525	10,684	12,385	9,928	11,509

The Company’s interest and related fees have generally continued to increase for the past eight quarters as the Company’s loan portfolio grows.

Non- interest income will vary by quarter depending on the management, advisory, and finder’s fees received, marketable securities trading gains/(losses) and realized gains and write-down of investments. Quarter to quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

During the fourth quarter of 2005, net earnings were impacted by the recognition of a Future Tax Asset of $6.4 million as a result of the likely realization of unused tax losses from future earnings.

During the fourth quarter of 2004, net earnings were impacted by the provision of $1.5 million for the 2004 bonuses. In 2005 and 2006, a provision for bonuses has been made on a quarterly basis.

3.	LIQUIDITY

The Company’s cash resources at March 31, 2006 were $18.8 million as compared to $33.7 million as at December 31, 2005. The Company’s primary focus is to provide loans and its cash balances vary depending on the timing of loans advanced and repaid.

As at March 31, 2006, the Company had commitments under existing loan agreements to lend further funds of $7.6 million of which the Company expects to syndicate $530,000. Advances under these agreements are subject to a number of conditions, including due diligence and no material adverse change in the assets, business or ownership of the borrower.

The Company’s loan portfolio as at March 31, 2006 was $160.1 million comprised of 90% real estate mortgages, 4% in the energy sector, and 6% in other types of companies. As at March 31, 2006, 70% of the loan value in the Company’s loan portfolio is scheduled to mature within a year. The Company had approximately $7.2 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at March 31, 2006. No additional provision for loan losses was made in the first quarter of 2006 and the Company’s provision for loan losses remains at $0.6 million. The Company expects to collect the full carrying value of its loan portfolio.

During the three months ended March 31, 2006, cash flow from operations provided $6.4 million as compared to $246,000 for the comparative period in 2005.

During the three months ended March 31, 2006, the Company received $13.3 million from the exercise of 8,833,335 warrants.

During the three months ended March 31, 2006, the Company’s loan portfolio increased by $35.6 million to $160.1 million as compared to the start of the year. In the first three months of 2006, the Company had arranged $52.3 million of new loans (net to Company – $53.7 million –increase due to the Company paying out a syndicate partner’s share) and $19.4 million of loans (net to the Company - $18.1 million) were repaid.

Management is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The Company believes that cash flow from continuing operations and existing cash resources will be sufficient to meet the Company’s short-term requirements, as well as ongoing operations, and will be able to generate sufficient capital to support the Company’s business. Please refer to the section entitled “Subsequent and Proposed Transactions” in this MD&A.

The Company has contractual obligations for its leased office space in Vancouver and Toronto. The total minimum lease payments for the years 2006 – 2010 are $1,383,000.

		Obligation due by period

		Less than 1			More
Type of Contractual Obligation	Total		1 - 3 Years	3 – 5 Years	than 5
		Year			Years
Office Leases	$1,383,000	$462,000	$767,000	$154,000	-

Loan Commitments – Net of Syndication	$7,068,000	$7,068,000	-	-	-

Total	$8,451,000	$7,530,000	$767,000	$154,000	-

4.	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2006, the Company received $262,000 (2005 - $293,000) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets include $480,000 of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common.

Loans and convertible debentures include $5.7 million in amounts due from parties related by virtue of having certain directors and officers in common. The Company often requires the ability to nominate at least one member to the board of directors of a company to which it provides a loan. The nominee may be an employee, officer or director of the Company and accordingly, the borrower has been considered related to the Company. During the three months ended March 31, 2006, the Company received $376,000 (2005 - $441,000) in interest and fees from parties related by virtue of having certain directors and officers in common. During the three months ended March 31, 2006, the Company has made no additional provision for losses on loans and convertible debentures from parties related by virtue of having certain directors in common.

For the three months ended March 31, 2006, the Company received $12,000 (2005-$11,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

Marketable securities and investments include $12.8 million of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the three months ended March 31, 2006, the Company recorded a gain on disposal of securities of $3.6 million (2005 - $377,000) from parties related by virtue of having certain directors and officers in common.

Included in accounts payable is $3.3 million due to officers for bonuses and salaries payable.

5.	SUBSEQUENT AND PROPOSED TRANSACTIONS

On April 6, 2006, the Company entered into a binding agreement with a syndicate of underwriters which agreed to purchase, on a bought-deal basis, 15,625,000 common shares of the Company at a purchase price of $3.20 per common share, for total gross proceeds of $50 million. The underwriters also have an option, exercisable for a period of 30 days following the closing date, to purchase up to an additional 2,343,750 shares to cover over-allotments and for market-stabilization purposes. This offering is expected to close on April 27, 2006.

6.	OUTLOOK

As at March 31, 2006, the Company had $18.8 million of cash on hand. As previously disclosed, the Company will be completing an offering for gross proceeds of up to $57.5 million. The prudent deployment of the Company’s cash is the paramount focus of management. The Company is not planning any material changes in the make-up of its lending business, although the precise composition of its loan book may vary somewhat from the currently existing percentages as loans are made in the context of market conditions. In this regard, the Company plans to further exploit its market niche by growing its loan portfolio from the deployment of additional capital raised and increasing its marketing efforts to grow its customer base. During the upcoming year, the Company will hire additional employees and raise debt as is required to fund the Company’s loan growth.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements for the years ended December 31, 2005 and 2004. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. The evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company reviews its loan portfolio on a regular basis and specific provisions are established on loan-by-loan basis. In determining the provision for possible loan losses, the Company considers the following:

  length of time the loans have been in arrears;
  the overall financial strength of the borrowers;
  the nature and quality of collateral and, if applicable, guarantees;
  secondary market value of the loans and the collateral; and
  the borrower’s plan, if any, with respect to restructuring the loans.

Valuation of Investments

The Company’s investments are primarily held in public companies. Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary. The Company regularly reviews the carrying value of its portfolio positions. A decline in market value may be only temporary in nature or may reflect conditions that are more permanent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not reflect the likelihood of ultimate recovery of the carrying amount of an investment.

In determining whether the decline in value of the investment is other than temporary, quoted market price is not the only factor considered, particularly for thinly traded securities, large block holdings and restricted shares. Other factors considered include:

  the trend of the quoted market price and trading volume;
  the financial position of the company and its results;
  changes in or reorganization of the business plan of the investment; and
  the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value.

Future Tax Asset

The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings. The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized. The Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest the funds. If an asset has been recorded and the Company assesses that realization is no longer viable, the asset will be written down. Conversely, if the Company determines that there is an unrecognized future income tax asset which its more likely than not to be realized, it will be recorded in the balance sheet and statement of earnings.

Asset Retirement Obligations

The amounts recorded for asset retirement obligations are based on the fair value of the estimated future costs to obtain final closure from regulatory agencies of the Company’s remaining resource property.

8.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

No new accounting policies have been adopted during the three months ended March 31, 2006.

9.	DISCLOSURE OF OUTSTANDING SHARE DATA

Share Position

As at April 21, 2006, Quest’s issued and outstanding share position was 128,123,128 Common shares.

Outstanding Stock Options

Number Of Options	Exercise Price	Expiry Date
113,333	$0.81	October 22, 2007
300,000	$1.51	August 19, 2009
6,800,000	$1.95	November 20, 2008
1,100,000	$1.95	April 7, 2010
175,000	$2.30	November 1, 2010
75,000	$2.30	November 15, 2010
1,000,000	$2.30	December 21, 2010
350,000	$2.64	February 1, 2011
9,913,333

Outstanding Compensation Options

Number Of Options	Exercise Price	Expiry Date
1,085,775	$2.30	August 23, 2007
48,000	$2.30	October 26, 2007
1,133,775

Dividends

The Board of Directors declared its first semi-annual dividend of $0.03 per share which was paid on January 4, 2006 to shareholders of record on December 19, 2005.

10.	RISKS AND UNCERTAINTIES

Additional risks factors are disclosed under “Risk Factors” in the Revised Annual Information Form filed on SEDAR at www.sedar.com.

Liquidity Risk

The Company maintains a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions.

Credit Risk

Credit risk management is the management of all aspects of borrower risk associated with the total loan portfolio, including the risk of loss of principal and/or interest from the failure of the borrowers to honour their contractual obligations to the Company.

The composition of the loan portfolio at March 31, 2006 was 90% in first and second real estate mortgages, 4% in the energy sector, and 6% in other types of companies. The Company generally receives security equal to approximately 75% of the loan value for real estate mortgages and at least 50% security on commercial bridge loans to publicly traded development stage companies. The Company provides for loan losses on a specific loan basis and has a provision of $0.6 million as at March 31, 2006.

11.	FORWARD LOOKING INFORMATION

These materials include certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectation and that of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would” “contemplate”, “possible”, “attempts”, “seek”, and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding our expected financial performance in future periods, our plan of operations and our business strategy and plans or budgets.

12.	INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective as of March 31, 2006 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.